                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           THE ELDER-BEERMAN STORES CORP.
--------------------------------------------------------------------------------
                                  (Name of Issuer)

                        Common Stock, no par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   284470101
--------------------------------------------------------------------------------
                                (CUSIP Number)
               James D. Bennett, Bennett Management Corporation
   2 Stamford Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, CT  06901
                                (203) 353-3101
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 21, 2000
           --------------------------------------------------------
            (Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box:    [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 284470101                                 Page 2 of 6 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             James D. Bennett

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)
                                                                           (b) x

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

                                    AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                   USA
--------------------------------------------------------------------------------

                 7   SOLE VOTING POWER
                                                        None
--------------------------------------------------------------------------------
 NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
--------------------------------------------------------------------------------
                 8   SHARED VOTING POWER

                                                  1,126,323/1/
--------------------------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER
                                                     None

--------------------------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                                                  1,126,323/1/
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            1,126,323/1/
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                             [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     7.55%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                                      IN
--------------------------------------------------------------------------------

--------------------------
/1/ James D. Bennett ("Mr. Bennett") shares beneficial ownership of as well as voting and dispositive power with respect to 711,500 of the shares with Bennett Restructuring Fund, L.P. Mr. Bennett shares beneficial ownership of as well as voting and dispositive power with respect to 414,823 of the shares with Bennett Offshore Restructuring Fund, Inc.

 Item 1.  Security and Issuer.
          --------------------

          The class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock"), of The Elder-Beerman Stores Corp., an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 3155 El-Bee Road, Dayton, Ohio 45439.

Item 2.   Identity and Background.
          -----------------------

          James D. Bennett is a citizen of the United States of America. Mr. Bennett's principal office is located at:

          2 Stamford Plaza
          Suite 1501
          281 Tresser Boulevard
          Stamford, Connecticut  06901

          Mr. Bennett has not been convicted in any criminal proceeding during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Bennett Restructuring Fund, L.P. ("BRF"), is a Delaware limited partnership. The general partner of BRF is Restructuring Capital Associates, L.P., a Delaware limited partnership ("RCA"). The general partner of RCA is Bennett Capital Corporation ("BCC"), a Delaware corporation. James D. Bennett is the President and a director of BCC.

          The principal business address of each of BRF, RCA and BCC is:

          2 Stamford Plaza
          Suite 1501
          281 Tresser Boulevard
          Stamford, Connecticut  06901

          Bennett Offshore Restructuring Fund, Inc. ("BORF"), is a Cayman Islands exempted company. James D. Bennett is a director of BORF. The principal business address of BORF is:

          P.O. Box 2003 GT
          Grand Pavilion Commercial Centre
          Bougainvillea Way
          802 West Bay Road
          Grand Cayman, Cayman Islands

          BRF, RCA, BORF and BCC are each involved in the business of investment management.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          711,500 of the shares of Common Stock were purchased by BRF in open market transactions at an aggregate cost of $4,631,653.30. 414,823 of the shares of Common Stock were purchased by BORF in open market transactions at an aggregate cost of $2,854,639.38. The funds for all purchases of Common Stock made by BRF or BORF, respectively, came from such entity's own funds. No leverage was used to purchase any of the Common Stock.

Item 4.   Purpose of Transaction.
          ----------------------

          The shares of Common Stock beneficially owned by Mr. Bennett were acquired for investment purposes. Mr. Bennett, BRF and/or BORF may acquire additional shares, dispose of all or some of the shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold the shares.

          Mr. Bennett, BRF and BORF have become aware of the supplementary proxy materials filed by the Company on Schedule 14A on July 20, 2000, in which the Company revealed that it has entered into a Settlement Agreement, dated as of July 19, 2000 (the "Settlement Agreement"), with PPM America Special Investments Fund, L.P. ("SIF I"), PPM America Special Investments CBO II, L.P. ("CBO II"), PPM America, Inc. ("PPM" and collectively with SIF I and CBO II, the "PPM Group"), Snyder Capital Management, Inc. ("Snyder"), and most of the Company's directors to end the PPM Group's pending proxy contest with the Company with respect to the Company's 2000 Annual Meeting of Shareholders (the "Annual Meeting"). Mr. Bennett, BRF and BORF also have become aware of the amendment to
Schedule 13D filed by the PPM Group on July 21, 2000, in which the PPM Group disclosed that it had entered into the Settlement Agreement and disclosed in detail the terms of the Settlement Agreement. A copy of the Settlement Agreement was filed as an Exhibit to the amendment to the PPM Group's Schedule 13D. The Settlement Agreement provides for the nomination of four new nominees to the Company's Board of Directors (two of whom were designated by the PPM Group and the other two of whom were designated by Snyder), for various amendments to corporate governance provisions contained in the Company's Amended Articles of Incorporation and Amended Code of Regulations, and for a limited standstill with respect to certain future activities among the parties to the Settlement Agreement.

          In Mr. Bennett's prior Amendment to this Schedule 13D, Mr. Bennett noted his belief that the shareholders had to take substantial actions to protect their interests and direct the Board of Directors and management to maximize shareholder value. Furthermore, Mr. Bennett, BRF and BORF expressed an intention to support the nominees proposed by the PPM Group for election to the Company's Board of Directors and also to support each of the other shareholder proposals to be made by the PPM Group at the Company's Annual Meeting.

          Based upon a review of the supplementary proxy materials filed by the Company, a review of the information set forth in the PPM Group's amendment to its Schedule 13D (including the copy of the Settlement Agreement) and subsequent discussions with a representative of the PPM Group, Mr. Bennett believes that the measures set forth in the Settlement Agreement represent positive steps by the Company to increase shareholder value as well as a positive response to longstanding shareholder concerns. Thus, it is the intention of Mr. Bennett, BRF and BORF to support the nominees proposed by the Company for election to the Company's Board of Directors and also to support each of the proposals set forth in the Settlement Agreement which are to be made at the Company's Annual Meeting.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          As of July 21, 2000, Mr. Bennett is deemed to beneficially own 1,126,323 shares of Common Stock. Mr. Bennett shares beneficial ownership and voting and dispositive power with respect to 711,500 of the shares with BRF. BRF is the record owner of such shares. Mr. Bennett shares beneficial ownership of and voting and dispositive power with respect to 414,823 of the shares with BORF. BORF is the record owner of such shares. Based on the issuer's Preliminary Proxy Statement, filed on Schedule 14A on June 27, 2000, 14,923,846 shares of Common Stock were outstanding as of June 26, 2000. Therefore, Mr. Bennett is deemed to beneficially own 7.55% of the issued and outstanding shares of the Company's Common Stock. BRF and BORF have purchased a total of 33,000 shares of Common Stock and have sold 10,000 shares of Common Stock since the filing of Mr. Bennett's last Amendment to this Schedule 13D. Schedule I to this 13D filing provides certain information with respect to those purchases.

          (d)  Not applicable

          (e)  Not applicable

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect to
          ----------------------------------------------------------------------
Securities of the Issuer.
------------------------

          No Change.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1.  Schedule I

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 26, 2000
                                 /s/ James D. Bennett
                                 ___________________________
                                 James D. Bennett

                                   SCHEDULE I

                        ELDER-BEERMAN STOCK TRANSACTIONS
                       OF BRF AND BORF SINCE THE DATE OF
                        THE FILING OF MR. BENNETT'S LAST
                         AMENDMENT TO THIS SCHEDULE 13D

 Trade Date       Type of Transaction           Number of Shares            Trade Amount            Price per Share
                                                Purchased/Sold
   6/28/00              Purchase                          3,000                12,272.50                  $4.0625

   6/30/00              Purchase                         20,000                82,925.00                  $ 4.125

   7/03/00              Purchase                         10,000                41,475.00                  $ 4.125

   7/20/00                Sale                           10,000                48,523.37                  $ 4.875